December 2, 2011

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kubota Corporation
Form 20-F for the fiscal year ended March 31, 2011
Filed June 30, 2011
File No.1-07294

Dear Mr. Cash:

Kubota Corporation (the “Company”) has received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the letter from the Staff dated November 29, 2011 (the “Comment Letter”) regarding the Company’s filing of Form 20-F for the year ended March 31, 2011.

The Company has started to prepare its responses to the Comment Letter. However, the Company will be unable to complete such responses within 10 business days following the receipt of the Comment Letter. In order to fully address the comments, the Company hereby requests an extension of time to respond to the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter by December 28, 2011.

Thank you for your kind understanding. If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Faithfully yours,

/s/ Satoru Sakamoto
Satoru Sakamoto
Director and Senior Managing Executive Officer
Kubota Corporation

cc:	Ms. Mindy Hooker
Ms. Jeanne Baker
(Division of Corporation Finance, Securities and Exchange Commission)

Mr. Izumi Akai
Mr. Kenji Taneda
Ms. Junko Urabe
(Sullivan & Cromwell LLP)